Exhibit 14.1

CAMERON INTERNATIONAL CORPORATION

Code of Business Conduct and Ethics
For Directors

Introduction.

This Code of Ethics for Directors has been adopted by the Board of Directors of Cameron International Corporation to promote honest and ethical conduct and compliance with applicable laws, rules, regulations and standards.  The Board recognizes that no code of conduct and ethics can replace the thoughtful behavior of an ethical Director.  Such a code, however, can focus attention on areas of ethical risk, provide guidance to help recognize and deal with ethical issues, and help to foster a culture of honesty and accountability

Any waiver of the Code may be made only by the Board of Directors or a Committee of the Board, and must be disclosed promptly to shareholders.

Principles and Practices.

In performing his or her duties, a Director of Cameron International Corporation should abide by the following principles:

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Conflicts of Interest.  Directors should conduct themselves in an honest and ethical manner and avoid any actual or apparent conflict of interest.  A conflict of interest occurs when a Director’s private interest interferes in any way with the interests of the Company, and/or makes it difficult to perform his or her duty objectively and effectively.

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Corporate Opportunities.  Directors should not (a) take for themselves personally opportunities that are discovered through the use of Company property, information or position; (b) use Company property, information, or position for personal gain; or (c) compete with the Company.  Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

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Confidentiality.  Directors should maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

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Fair Dealing.  Directors should endeavor to deal fairly with the Company’s various constituents.  No Director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

•	Protection and Proper use of Company Assets. Directors should protect the Company’s assets and ensure their efficient use. All Company assets should be used for legitimate business purposes.

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Compliance with Laws, Rules and Regulations (including Insider Trading Laws).  Directors should proactively promote compliance with laws, rules and regulations, including insider trading laws.  Insider trading is both unethical and illegal.

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Encouraging the Reporting of any Illegal or Unethical Behavior.  Directors should proactively promote ethical behavior.  Directors should ensure that the Company encourages employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation.  Directors should ensure that the Company has an effective means for employees to report violations of laws, rules, regulations or the Company’s Code of Ethics for Management Personnel, including Senior Financial Officers or its Standards of Conduct.  Directors should ensure that the Company does not allow retaliation for reports made in good faith and that this is policy communicated to the employee.

•	Annual Certification. Directors will annually sign a confirmation that they have read and will comply with this Code.

November 13, 2008